Prospectus Supplement	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated August 13, 2007)	File No. 333-145408
$400,000,000 Principal Amount of 0.625% Convertible Senior Notes due 2014
and
Shares of Common Stock Issuable on Conversion of the Notes

This prospectus supplement covers resales of our 0.625% convertible senior notes due 2014, and the shares of our common stock issuable upon the conversion of the notes, by the holders of those securities. We will not receive any proceeds from the resale of the notes or shares.
This prospectus supplement supplements, and must be read in conjunction with, the prospectus, dated August 13, 2007.
Investing in the notes or the underlying shares of our common stock involves a high degree of risk. Before buying any notes or shares, you should read the discussion of material risks of investing in the notes and our common stock under the heading “Risk Factors” beginning on page 8 of the prospectus and under the heading “Item 1A. Risk Factors” in our quarterly report for the quarter ended September 30, 2007, which is incorporated by reference into the prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the prospectus for a description of how you may obtain copies of these documents.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 15, 2008

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Selling Securityholders
The information in the table below should be considered in addition to the information appearing in the related prospectus under the heading “Selling Securityholders” and is based on information provided to us by the selling securityholders as of February 15, 2008. If any selling securityholder identified in the table below is also identified in the table appearing under the heading “Selling Securityholders” in the related prospectus, or in any other supplement to that prospectus filed with the SEC prior to February 15, 2008, then the information relating to that selling securityholder in the table and notes below supersedes in the corresponding information in the prospectus or supplement.
The table below sets forth information about the beneficial ownership of the notes and shares of our common stock by each holder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus supplement and the related prospectus to sell or otherwise dispose of notes or shares of our common stock that may be issuable upon conversion of the notes.
We have prepared this table using information furnished to us by or on behalf of the selling securityholders. Except as otherwise indicated below, to our knowledge, no selling securityholder or any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with us or our predecessors or affiliates during the three years prior to the date of this prospectus supplement.
Our registration of the notes and the shares of our common stock that may be issued upon conversion of the notes does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided us with the information regarding their holdings, including in transactions exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended. The identity and holdings of the selling securityholders may change from time to time.
A selling securityholder that is identified below as a broker-dealer, or an affiliate of a broker-dealer, may be deemed to be an underwriter with respect to the securities it sells pursuant to this prospectus supplement.

				Number of	Number of Shares of
	Principal	Number of		Shares of	Common Stock Beneficially
	Amount of	Shares of		Common	Owned After this Offering
	Notes	Common		Stock
	Beneficially	Stock		Issuable			As a
	Owned	Beneficially		upon			Percentage of
	Before this	Owned		Conversion			Common
	Offering that	Before this		that May Be			Stock
Name	May Be Sold	Offering[1]		Sold[2]	Number[3]		Outstanding[4]
Context Advantage Master Fund, L.P.[5]	$2,180,000	49,928		49,928	—		*
Highbridge International LLC[6]	7,550,000	218,620	[7]	172,916	45,704	[7]	*

*	Less than 1%.

(1)	Includes shares issuable upon conversion of the notes indicated next to such selling securityholder. See note (2) below.

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(2)	Assumes conversion of the full amount of notes held by the selling securityholder at the rate of 22.9029 shares of our common stock per $1,000 in principal amount of the notes. This represents the theoretical maximum number of shares issuable upon conversion of the notes, disregarding the effects of any events that result in an adjustment to the conversion rate. The conversion rate and the number of shares of common stock issuable upon conversion of the notes may be adjusted under the circumstances described in the prospectus under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” and “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.” Accordingly, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease from time to time. Holders will receive a cash adjustment for any fractional shares resulting from conversion of the notes, as described in the prospectus under “Description of the Notes—Conversion Rights—Payment upon Conversion.”

(3)	Assumes that the selling securityholder has sold all the shares of our common stock shown as being issuable upon conversion of the notes listed next to such securityholder’s name.

(4)	Calculated based on 55,720,853 shares of common stock outstanding as of February 13, 2008. In calculating this amount, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(5)	Michael S. Rosen and William D. Fertig of Context Capital Management, LLC, General Partner to this selling securityholder, share voting or dispositive power over these securities.

(6)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(7)	Highbridge International LLC is a limited partner of Star LP, which is a limited partnership organized under Cayman law and holds voting and dispositive power over 45,704 shares of common stock of Illumina, Inc.

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